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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 1 3d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

                      (Amendment No. _________________)(1)

                              ASIACONTENT.COM, LTD.
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                                (Name of Issuer)

                              CLASS A COMMON STOCK
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                         (Title of Class of Securities)

                                    G05354108
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                                 (CUSIP Number)

                                DECEMBER 31, 2000
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1 (b)
         [ ] Rule 13d-1 (c)
         [X] Rule 13d-1 (d)



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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                          Forms


CUSIP NO. G05354108                    13G                 Page  2  of  5  Pages
         ------------------                                     ---    ---


(1)      NAME OF REPORTING PERSONS
         I.R.S IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         CHEN CHI KIONG

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(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [ ]

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(3)      SEC USE ONLY

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(4)      CITIZENSHIP OR PLACE OF ORGANIZATION
         SINGAPORE

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 NUMBER OF                (5)  SOLE VOTING POWER          1,996,116
  SHARES
BENEFICIALLY              ------------------------------------------------------
 OWNED BY                 (6)  SHARED VOTING POWER        0
   EACH
 REPORTING                ------------------------------------------------------
PERSON WITH               (7)  SOLE DISPOSITIVE POWER     1,996,116

                          ------------------------------------------------------
                          (8)  SHARED DISPOSITIVE POWER   0

                          ------------------------------------------------------

(9)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,996,116

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(10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                        [ ]

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(11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.82%

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(12)     TYPE OF REPORTING PERSON*
         IN

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                      *SEE INSTRUCTIONS BEFORE FILING OUT!

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                                                                     PAGE 3 OF 5

ITEM 1(A). NAME OF ISSUER

         Asiacontent.com, Ltd.

ITEM 1(B). ADDRESS OF ISSUERS' PRINCIPAL EXECUTIVE OFFICES

         18F CEF Life Tower
         248 Queen's Road East
         Wanchai, Hong Kong
         PEOPLE'S REPUBLIC OF CHINA

ITEM 2(A). NAME OF PERSON FILING

         Chen Chi Kiong

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE

         c/o Asiacontent.com Ltd.
         18F CEF Life Tower
         248 Queen's Road East
         Wanchai, Hong Kong
         PEOPLE'S REPUBLIC OF CHINA

ITEM 2(C). CITIZENSHIP

         Singapore

ITEM 2(D). TITLE OF CLASS OF SECURITIES

         CLASS A COMMON STOCK

ITEM 2(E). CUSIP NUMBER

         G05354108

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-I (B) OR 13D-2(B) OR
(C), CHECK WHETHER THE PERSON FILING IS A

         N.A.

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                                                                     PAGE 4 OF 5

ITEM 4. OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned: 1,996,116
         (b) Percentage of class: 5.82%
         (c) Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote: 1,996,116
         (ii) Shared power to vote or direct the vote: 0
         (iii) Sole power to dispose or to direct the disposition of: 1,996,116
         (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         N.A.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         N.A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         N.A.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N.A.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         N.A.

ITEM 10. CERTIFICATION

         N.A.

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                                                                     PAGE 5 OF 5

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         March 1, 2001                                   Chen Chi Kiong
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         Date

                                                         /s/ Chen Chi Kiong
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